Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SINA CORPORATION

November 6, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material,  statements and  other  eligible  documents online,  while  reducing  costs, clutter  and paper waste. Enroll today  via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

You can view the Notice of Meeting, Proxy Card  and  our 2014 Annual Report to Shareholders

at http://corp.sina.com.cn/eng/AGM

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and  mail in the envelope provided.

00033300000000000000 5	080814

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
			1.	RE-ELECTION OF YAN WANG AS A DIRECTOR OF THE COMPANY:		☐	☐	☐

			2.	RE-ELECTION OF SONG-YI ZHANG AS A DIRECTOR OF THE COMPANY:		☐	☐	☐

			3.	RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOP- ERS ZHONG TIAN LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY:		☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHAIRMAN OF THE ANNUAL MEETING IS THE PROXY HOLDER, IF NO CONTRARY DIRECTION  IS  INDICATED,  WILL  BE VOTED AS  FOLLOWS: (1) FOR THE RE-ELECTION  OF PEHONG CHEN AS A DIRECTOR  OF THE COMPANY; (2) FOR THE RE-ELECTION OF LIP-BU TAN AS A DIRECTOR OF THE COMPANY; AND (3) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWAT E R H O U S E C O O P E R S  Z H O N G TIAN LLP A S  T H E INDEPENDENT AUDITORS  OF THE COMPANY.

To change the address on your account, please check  the box at right and indicate your new  address in the  address space above.  Please note  that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:			Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names  appear  on this Proxy.  When shares are held jointly, each  holder should sign.    When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SINA CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO
BE HELD ON NOVEMBER 6, 2015

The undersigned shareholder of SINA Corporation, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Card, each dated October 2, 2015, and hereby appoints Charles Chao and Bonnie Zhang or either of them, OR _____________ (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Bonnie Zhang as proxy), proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Friday, November 6, 2015 at 2:00 p.m., local time, at the 42nd Floor, Edinburg Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side:

PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY

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